December 16, 2024

Mariam Sorond
Chief Executive Officer
NEXTNAV INC.
11911 Freedom Drive, Ste. 200
Reston, VA 20190

       Re: NEXTNAV INC.
           Registration Statement on Form S-3
           Filed December 13, 2024
           File No. 333-283800
Dear Mariam Sorond:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Rupa Briggs